Exhibit 12.1

Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in millions, except for ratio data)	2014	2013	2012	2011	2010
Earnings (loss) before income taxes	$1,072	$2,527	$1,025	$769	$608
Add (deduct):
Fixed charges from below	737	947	1,116	1,202	1,315
Capitalized interest	(33)	(29)	(21)	(9)	(6)
Earnings (loss) as adjusted	$1,776	$3,445	$2,120	$1,962	$1,917

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	$691	$891	$1,044	$1,122	$1,226
Portion of rental expense representative of the interest factor	46	56	72	80	89
Fixed charges	$737	$947	$1,116	$1,202	$1,315

Ratio of earnings to fixed charges	2.41	3.64	1.90	1.63	1.46

The following are included in the results above:

	Year Ended December 31,
(in millions)	2014	2013	2012	2011	2010
MTM adjustments	$2,346	$(276)	$(27)	$26	$—
Restructuring and other	716	424	452	242	227
Loss on extinguishment of debt	268	—	118	68	391
Virgin Atlantic MTM adjustments	134	—	—	—	—
Merger-related items	—	—	—	—	233
Total	$3,464	$148	$543	$336	$851